UNION DENTAL HOLDINGS, INC.
                        1700 UNIVERSITY DRIVE, SUITE 200
                             CORAL SPRINGS, FL 33071

August 16, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler, Assistant Director
              Sonia Barros

Re:    Union Dental Holdings, Inc.
       Registration Statement on Post-effective Amendment No. 2 to Form SB-2 Filed on July 27, 2007
       File No. 333-128241

Ladies and Gentlemen:

     We are responding to the staff's comment letter dated August 13, 2007 regarding the above-referenced registration statement.

General

1. We note that the filing does not include the signature of your principal financial officer and controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Dr. Green also serves as the principal financial officer and controller or principal accounting officer, his signature should be captioned as such in an amended filing.

Response:

We have has revised the signature page of the registration statement to include Dr. George Green's title as Principal Financial Officer and Principal Accounting Officer of Union Dental Holdings, Inc.

     The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any comments or questions.


                              Very truly yours,

                              /s/ George D. Green
                              George D. Green
                              Chief Executive Officer